UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeuLion, Inc.

File No. 000-53620 - CF#25332

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NeuLion, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 99.3 to a Form 8-K filed on June 16, 2010. The company modified its application and refiled Exhibit 99.3 with fewer redactions as Exhibit 99.2 to a Form 8-K/A filed on July 20, 2010. The company further modified its application and again refiled Exhibit 99.3 with fewer redactions as Exhibit 99.2 to a Form 8-K/A filed on August 13, 2010.

Based on representations by NeuLion, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Form 8-K filed on June 16, 2010:

        Exhibit 99.3   through May 15, 2013

Forms 8-K/A filed on July 20, 2010 and August 13, 2010:

        Exhibit 99.2   through May 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel